SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: June 2011

Commission File Number: 001-133354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6
(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-148054

2.	Registration Statement – Form F-3 – File No. 333-173924

3.	Registration Statement – Form F-3 – File No. 33-96354

4.	Registration Statement – Form F-4 – File No. 333-172012

5.	Registration Statement – Form S-8 – File No. 333-113096

6.	Registration Statement – Form S-8 – File No. 333-14260

7.	Registration Statement – Form S-8 – File No. 33-92112

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:	/s/ Caroline J. Hunt
Name:	Caroline J. Hunt
Title:	Senior Vice-President, Finance

By:	/s/ Blair F. Morrison
Name:	Blair F. Morrison
Title:	Senior Vice-President, Deputy General Counsel, Corporate Affairs & Corporate Secretary

Date: June 9, 2011

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Marshall & Ilsley Corporation (“M&I”) Consolidated Financial Statements and Supplementary Data as at and for the Three Months ended March 31, 2011

99.2	Unaudited Pro Forma Condensed Combined Consolidated Financial Information of BMO for the Year Ended October 31, 2010 and M&I for the Year Ended December 31, 2010 and of BMO at and for the Six Months Ended April 30, 2011 and M&I at and for the Six Months Ended March 31, 2011

99.3	Marshall & Ilsley Corporation Consolidated Financial Statements and Supplementary Data as at and for the Three Months ended March 31, 2011- Reconciliation of Canadian and United States Generally Accepted Accounting Principles